ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Annual Report 2006

The Annual Report, both as pdf- and html-version, is also available on www.orkla.com.

Printed version (hardback) of the Annual Report will be sent by post to all shareholders, investors, analysts, journalists and others who follow the company starting Friday 23 March.

Orkla ASA
Oslo, 23 March 2007

Contact:
Siv M. Skorpen Brekke, Orkla Investor Relations,
Tel: +47 2254 4455

dlw 4/6

Notice to the Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Notice of Ordinary General Meeting 2007

The Annual General Meeting will be held at Gamle Logen, Grev Wedels plass 2, 0151 Oslo, on Thursday 19 April 2007 at 3.00 p.m.

Printed version (hardback) of the Notice will be sent by post to all shareholders starting Friday 23 March.

Orkla ASA
Oslo, 23 March 2007

Contact:
Siv M. Skorpen Brekke, Orkla Investor Relations,
Tel: +47 2254 4455

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

TRADE SUBJECT TO NOTIFICATION

On 21 March 2007, in connection with Orkla`s option programme, 3,000 options were exercised at a strike price of NOK 135.00.

Primary insider Ole Kristian Lunde (SVP Corporate Communications in Orkla ASA) exercised 3,000 options and at the same time sold 3,000 shares in the market at a price of NOK 427.60.
After these transactions Lunde's holdings in Orkla ASA are 610 shares and 6,000 options.

A total of 1,818,269 options in Orkla have currently been issued. Moreover, Orkla has an exposure through a cash-settled financial derivative of 280,000 underlying shares in the hedge-position related to the remaining 183,400 synthetic options of the cash bonus programme.

Orkla holds 2,205,092 of its own shares.

Orkla ASA
Oslo, 22 March 2007

Contact:
Siv M. Skorpen Brekke, Orkla Investor Relations,
Tel: +47 2254 4455

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

TRADE SUBJECT TO NOTIFICATION

On 20 March 2007, in connection with Orkla's option programme, 75,000 options were exercised at a strike price of NOK 135.00.

A total of 1,821,269 options in Orkla have currently been issued. Moreover, Orkla has an exposure through a cash-settled financial derivative of 280,000 underlying shares in the hedge-position related to the remaining 183,400 synthetic options of the cash bonus programme.

Orkla holds 2,208,092 of its own shares.

Orkla ASA
Oslo, 21 March 2007

Contact:
Siv M. Skorpen Brekke, Orkla Investor Relations,
Tel: +47 2254 4455

END